U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 000-17541

CUSIP Number 743113 10 4

(Check One):  ☐ Form 10-K ☐ Form 20-F   ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: July 4, 2009

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: _________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant:	PRESSTEK, INC.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

10 Glenville Street

City, State and Zip Code

Greenwich, Connecticut 06831

Part II - Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qor subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Company is unable to file its Quarterly Report on Form 10-Q for the quarter ended July 4, 2009 within the prescribed time for the reasons described below.

The delay in filing the July 4, 2009 Form 10-Q is primarily caused by delays in documenting the supporting schedules for the report. The quarter contained a number of significant and non-routine transactions, delaying the Form 10-Q preparation process.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification

James R. Van Horn	(203) 769-8032
(Name)	(Area Code) (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).   Yes ☒    No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes ☒    No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a net loss for the quarter ended July 4, 2009 of approximately $41.4 million compared with a net income of $0.6 million in the comparable quarter of the prior year. The $42.0 million increase in net loss for the quarter ended July 4, 2009 as compared to the prior year quarter ended June 28, 2008 is primarily attributable to the write off of goodwill of $19.1 million, a deferred tax asset valuation allowance of $16.8 million, impairment recorded against our Lasertel business of $1.4 million, additional receivable reserves of $0.7 million, and the impact of a decrease in revenue of $18.1 million from the comparable quarter in 2008.

PRESSTEK, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2009	/s/ James R. Van Horn
Name: James R. Van Horn
Title: Vice President, General Counsel and Secretary